UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atlantic Synergy, Inc. (OTC BB: ASGY)

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

049077100

 (CUSIP Number)

Terence Channon, 6 Ave A, Ft Pierce, FL 34950

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 4, 2004

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [  ]

SCHEDULE 13D

_________________________

CUSIP NO. 049077100

_________________________

_______________________________________________________________

1        NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Terence Channon

         ###-##-####

_______________________________________________________________

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [X]

         (b)  [ ]

_______________________________________________________________

3        SEC USE ONLY

_______________________________________________________________

4        SOURCE OF FUNDS*

         PF

_______________________________________________________________

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEM 2(d) or 2(e)

[  ]

_______________________________________________________________

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

_______________________________________________________________

NUMBER OF                            7      SOLE VOTING POWER

SHARES                                             5,398,000

BENEFICIALLY                       ____________________________________

OWNED BY                             8      SHARED VOTING POWER

EACH REPORT-                                              0

ING PERSON                          ____________________________________

WITH                                       9      SOLE DISPOSITIVE POWER

                                                            5,398,000

                                                 ____________________________________

                                               10     SHARED DISPOSITIVE POWER

                                                                         0

                                                 ____________________________________

_______________________________________________________________

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,398,000

_______________________________________________________________

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*

[ ]

_______________________________________________________________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.9%

_______________________________________________________________

_______________________________________________________________

14       TYPE OF REPORTING PERSON*

   Terence Channon - Individual  IN

_______________________________________________________________

         Item 1.  Security and Issuer.

            This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Atlantic Synergy, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive office is located at 6 Ave A, Ft Pierce, FL 34950.

         Item 2.  Identity and Background.

         (a)      This Schedule 13D is being filed on behalf of Terence Channon.

         (b)      The business address of Mr. Channon is 6 Ave A, Ft Pierce, FL 34950

         (c)      Mr. Channon's principal occupation is as Chief Executive Officer of Atlantic Synergy, Inc.

         (d)      During the last five years, Mr. Channon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      During the last five years, Mr. Channon was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Channon is a citizen of the United States.

         Item 3.  Source and Amount of Funds or Other Consideration.

           The Common Stock was acquired in the open market by Mr. Channon at the market price of $0.13.

         Item 4.  Purpose of Transaction.

        Mr. Channon acquired the Common Stock beneficially owned by him in the ordinary course of his working activities. Mr. Channon may acquire more Common Stock depending on the market price of the Common Stock in the ordinary course of his investing activities.

         As of the date of the event which required filing of this Statement on Schedule 13D, Mr. Channon did not have any plans or proposals (other than as set forth above) which may relate to or would result in:

         (a)      the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c)      a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d)      any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e)      any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any other material change in the Issuer's business or corporate structure;

         (g)      changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h)      causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i)      a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      any action similar to any of those numerated above.

         Item 5.  Interest in Securities of the Issuer.

         (a)(b)   Mr. Channon may be deemed to beneficially own an aggregate of 5,398,000 shares or 59.9% of the total shares outstanding of the Issuer. Such shares include 5,398,000 held of record by Mr. Channon to which Mr. Channon may be deemed to have sole voting and dispositive power.

         (c)      On June 4, 2004, Mr. Channon acquired 5,000 shares; these shares were initially filed in a registration statement 10SB12G with the SEC on April 5, 2002 and subsequently were cleared on August 26, 2002.  Mr. Channon acquired the the 5,000 shares of Common Stock in an open market transaction, where he bought the stock at $0.11 per share.

         (d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer other than as stated in this document.

         (e)      Not applicable.

         Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

         Item 7.  Material to be Filed as Exhibits.

                  None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2004

/s/ TERENCE CHANNON

Terence Channon / Chief Executive Officer, President, Director